PUBLIC

21002611

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 03 2021
Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53494

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Catapult Advisors LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 New Montgomery Street, Suite 800
(No. and Street)

San Francisco	California	94105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ron Lissak **(415) 593-4520**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Suite A200	Walnut Creek	California	94596
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Ron Lissak**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Catapult Advisors LLC**, as of **December 31, 2020**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Ron Lissak

Signature

Managing Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 26th day of February, 2021, by Ron Lissak, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ____________ (Seal)

APRIL M. JOHNSON
Notary Public - California
San Francisco County
Commission # 2218664
My Comm. Expires Nov 13, 2021

Catapult Advisors LLC

Table of Contents

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Members of
Catapult Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Catapult Advisors LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Catapult Advisors LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter + Associates LLP

We have served as Catapult Advisors LLC's auditor since 2002.
Walnut Creek, California
February 25, 2021

Catapult Advisors LLC

Statement of Financial Condition

As of December 31, 2020

Assets		
Cash	$	100,919
Accounts receivable		910,986
Prepaid expenses and other assets		8,706
Operating lease right-of-use asset		301,704
Total Assets	$	1,322,315

Liabilities and Members' Equity		
Liabilities		
Accounts payable	$	8,079
Accrued compensation		40,000
Accrued interest		278
Notes payable		144,850
Deferred revenue		20,000
Operating lease liability		301,704
Total Liabilities		514,911
Members' Equity		
Class B, 4,952 units		807,404
Total Members' Equity		807,404
Total Liabilities and Members' Equity	$	1,322,315

The accompanying notes are an integral part of this financial statement.

Catapult Advisors LLC

Notes to the Financial Statement

December 31, 2020

1. Organization

Catapult Advisors LLC (the "Company") was organized as a limited liability company in the State of Delaware on July 16, 2001 and was accepted as a member of Financial Industry Regulatory Authority ("FINRA") on November 28, 2001. The Company engages in mergers and acquisition advisory services and capital raising services on a fee basis.

2. *Significant Accounting Policies*

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. There were no cash equivalents at December 31, 2020.

Accounts Receivable
Accounts receivable represents amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. Effective January 1, 2020, the provision of Accounting Standards Update 2016-13, Financial Instruments - Credit Losses ("ASU 2016-13") was adopted. ASU 2016-13 provides revised guidance on evaluating accounts and notes receivable and other financial instruments for impairment. ASU 2016-13 requires companies evaluate their financial instruments for impairment and record an allowance for doubtful accounts and/or bad debt expense based on certain categories of instruments rather than a specific identification approach. The provisions of this standard were adopted using a method to estimate the allowance for doubtful accounts that considered both the aging of accounts receivable and a projected loss rate of receivables. Accounts receivable and the related allowance for doubtful accounts are written off when it becomes remote that payment for services will be received. Per management's analysis of historical losses, no allowance was considered necessary as of December 31, 2020.

Leases
At inception, the Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Operating leases that exceed one year are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the Statement of Financial Condition. Finance leases that exceed one year are included in property and equipment and other liabilities on the balance sheet. For the year ended December 31, 2020, the Company had one long term operating lease and no finance leases.

Income Taxes
The Company is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members. Therefore, no liability for federal or state income taxes is included in this financial statement. The Company is no longer subject to state income tax examination by authorities for years before 2016.

2. Significant Accounting Policies *(continued)*

Income Taxes *(continued)*
In the event of an Internal Revenue Service ("IRS") examination, the IRS is allowed to collect any underpayments of tax from partnerships (and entities taxed as partnerships) rather than the individual partners. If the IRS examines partnership items in a prior year under examination, any tax adjustments will be taken into account at the partnership level in the current year when the examination is complete. The partnership will pay the tax, interest, and penalties on underpayments using the highest statutory corporate or individual rate, which can be reduced under certain circumstances. Certain partnerships can elect out of the new tax examination process if eligible. Management does not believe these changes have an effect on the Company's financial statement as of December 31, 2020.

3. Recently Adopted Accounting Guidance

ASU 2016-13 *Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13")
Effective January 1, 2020, the Company adopted ASU 2016-13 which requires entities to present financial assets, measured at amortized cost basis, at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis. The measurement of expected credit loss will be based on historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. The Company adopted this guidance using the modified retrospective adoption method and applied it to all applicable accounts. As a result, management determined there was no material impact on the Company's financial statement as of December 31, 2020.

4. Related Party Transaction

On October 24, 2020, the Company entered into a non-recourse receivables purchase agreement ("RPA") with a Class B member where the Company assigned $30,000 of designated receivables to the Class B member in exchange for $30,000 cash. As of December 31, 2020, no further obligation is due or receivable on the RPA.

5. Notes Payable

On August 23, 2016, the Company entered into a note payable upon the redemption of a member's Class A interest. The terms of the promissory note agreement require five annual payments and two percent interest per annum. As of December 31, 2020, $278 of interest and $10,000 of principal were payable on the note which is due in full on August 22, 2021.

The Company received a loan from City National Bank in the amount of $134,850 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security ("CARES") Act. The loan is subject to a note dated April 17, 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. The note bears interest at a rate of one percent per annum and is payable in monthly installments of principal and interest over twenty-four months beginning seven months from the disbursement date. The loan may be repaid at any time with no prepayment penalty. The Company has determined that it is eligible for complete forgiveness of the note. As of December 31, 2020, the Company is awaiting access to the bank's loan forgiveness portal to apply for complete forgiveness.

As of December 31, 2020, total notes payable on the Statement of Financial Condition was $144,850.

6. Membership Interests

The Company has two classes of members, Class A and Class B. Both classes are entitled to share in the Company's net income and net loss in accordance with that member's percentage interest and have specified consent, approval and voting rights. Class A members are outside investors while Class B members are employed or formerly employed by the Company. For the year ended December 31, 2020, there are only Class B members.

7. Revenue from Contracts with Customers

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment from the customer. Receivables related to revenue from contracts with customers were $7,664 and $910,986 as of January 1, 2020 and December 31, 2020, respectively.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. Deferred revenue was $0 and $20,000 as of January 1, 2020 and December 31, 2020.

Contract Costs

Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of services.

8. Lease

Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Payments made for lease incentives are excluded. Since the Company's lease does not provide an implicit rate, the Company's uses its incremental borrowing rate. The incremental borrowing rate is based on the estimated rate of interest for a collateralized borrowing over a similar term of the lease payments at commencement date. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. As of December 31, 2020, no such option to extend existed. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company has a lease agreement with lease and non-lease components. Such non-lease components, including security deposits, are accounted for separately.

8. Lease *(continued)*

On July 11, 2018, the Company entered into an operating lease agreement for office space in San Francisco, California. The term of the lease began on September 1, 2018 and expires on December 31, 2022. For the year ended December 31, 2020, information pertaining to lease was as follows:

Supplemental Information	
Operating Lease ROU Asset	
ROU asset on January 1, 2020	$ 441,634
Amortization of ROU asset as of December 31, 2020	(139,930)
ROU asset as of December 31, 2020	$ 301,704
Non-cash allocation of security deposit to decrease operating lease liability	$ 20,000
Remaining lease term	24 months
Discount rate	5.0%

Maturities of Operating Lease Liability	
2021	$ 158,175
2022	158,175
Total lease payments	316,350
Less discount	(14,646)
Total operating lease liability	$ 301,704

9. Pension Plan

The Company maintains a Simplified Employee Pension – Individual Retirement Account ("SEP-IRA") plan. Under a SEP-IRA, an employer is permitted to contribute, for any qualifying employee that have had more than three years in service, up to twenty-five percent of the employee's total compensation not to exceed $57,000 in 2020. As of December 31, 2020, the Company did not make any contributions.

10. Risk Concentrations

The Company maintains its cash in bank deposit accounts which, at times, may have exceeded federally insured limits during the year.

As of December 31, 2020, 97% of accounts receivable was due from one client.

11. Risks and Uncertainties

The global pandemic caused by COVID-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors. The Company has taken certain health and safety operational measures and continues to follow government policies and advice. While the impact of COVID-19 on the Company's business was significant early on in the pandemic, its financial results continue to be positive. Given the continuing uncertainties related to the time frame and outcome of the pandemic, the Company will closely monitor developments and maintain adequate liquidity to minimize their impact.

12. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. As of December 31, 2020, the Company's net capital was $19,641 which exceeded the requirement by $14,417.

13. Subsequent Events

The Company has evaluated subsequent events through February 25, 2021, the date which the financial statements were issued.

On February 16, 2021, the Company received an additional $134,850 loan from City National Bank under the Paycheck Protection Program established by the CARES Act. The Company expects this loan to be fully forgiven during 2021.